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                                                                 EXHIBIT (a) (8)
Supplement No. 7 to
Offering Memorandum                                                 Confidential
dated December 19, 2000



                                     [LOGO]
                                    PEGASUS
                                 COMMUNICATIONS


                       PEGASUS COMMUNICATIONS CORPORATION
             (to be renamed Pegasus Satellite Communications, Inc.)

                                Offer to Exchange
          its 12 3/4% Series A Cumulative Exchangeable Preferred Stock
                                 for any and all
                      (but not less than a majority) of the
            12 3/4% Series A Cumulative Exchangeable Preferred Stock,
                     when issued, of our new holding company
               (to be renamed Pegasus Communications Corporation)
                          and Solicitation of Consents
                            (CUSIP Nos. 705904209 and
                         HAF 904205 (fractional shares))

         This Supplement No. 7 to the Offering Memorandum dated December 19, 2000 (the "Offering Memorandum"), relating to the offer by Pegasus Communications Corporation (to be renamed Pegasus Satellite Communications, Inc.) to exchange all of its 12 3/4% Series A Cumulative Exchangeable Preferred Stock for any and all, but not less than a majority, of Series A Cumulative Exchangeable Preferred Stock, when issued, of its new holding company (to be renamed Pegasus Communications Corporation) is being provided to you to advise you of certain amendments to the Offering Memorandum. The purpose of the amendments included in this supplement are:

         o to limit and clarify the extent of our discretion to terminate the offer;

         o  to update one of our risk factors; and

         o to update the Recent Developments section to reflect certain developments in the Patent Litigation subsection.

The Offering Memorandum is hereby amended and supplemented as follows:

         1. The Offering Memorandum and consent solicitation statement provides that we can terminate the exchange offer and consent solicitation for any of a number of reasons. Two of these reasons are:

o If we do not receive tenders of a majority of the Pegasus Communications preferred stock.

o If we decide not to complete the holding company reorganization described in the offering memorandum.

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We are amending those conditions as follows.

o Our obligation to complete the exchange offer is conditioned on our receipt of unrevoked tenders of 100% of the Pegasus Communications preferred stock on the exchange offer expiration date (as it may have been extended). If that condition is satisfied, we will complete the exchange offer and the holding company reorganization.

o If on the exchange offer expiration date (as it may have been extended) we have received unrevoked tenders of a majority but less than 100% of the Pegasus Communications preferred stock, we may elect to complete the holding company reorganization and waive the condition that we receive 100% acceptance of the exchange offer. If we do so, we will notify holders of the Pegasus Communications preferred stock and extend the expiration date for an additional five business days.

         2. The section Risk Factors-We Could Hose Revenues if We Have Out of Territory Subscribers on page 19 of the Offering Memorandum, is hereby amended and supplemented by the addition of the following paragraphs:

         On January 15, 2001, DIRECTV, Inc. notified Pegasus that DIRECTV claims Pegasus owes it approximately $6.2 million in revenues attributable to 7,188 subscribers that had been treated as Pegasus' or Golden Sky's customers but in fact received service outside Pegasus' and Golden Sky's exclusive territories. DIRECTV's claim is for revenues collected from these subscribers before they were transferred to DIRECTV or disconnected in 2000 and would be reduced by revenues attributable to customers that had been treated as DIRECTV customers but received service in Pegasus' and Golden Sky's territories. DIRECTV also makes claims in an unspecified amount for other alleged territory issues.

         DIRECTV's notice states that it intends to exercise its rights to terminate Pegasus' and Golden Sky's distribution agreements unless the alleged breach is cured by payment of the $6.2 million requested (reduced by amounts payable by DIRECTV to Pegasus and Golden Sky) within a specified period, which will expire February 8, 2001.

         Pegasus strongly disagrees that DIRECTV's letter is effective as a notice of its intent to terminate the distribution agreements, and intends to contest DIRECTV's actions in whatever manner may be appropriate.

         3. The last two sentences of the second full paragraph on page 18 are hereby deleted and replaced with the following:

         On January 31, 2001, the court issued an order denying in its entirety DIRECTV's motion for partial summary judgment relating to the right of first refusal. The court has set a trial date of February 25, 2002.

         4. The section Recent Developments-New Holding Company
Transactions-Patent Litigation on page 26 of the Offering Memorandum is hereby amended and supplemented by the addition of the following as the last full paragraph of the section:

         Each of the defendants have filed answers to the patent infringement lawsuit denying all claims made by Personalized Media and us. In addition, each of the defendants other than Phillips Electronics, has requested a declaratory judgment seeking to have the patents we acquired from Personalized Media declared not infringed, invalid and unenforceable. Phillips Electronics has requested a declaratory judgment to have the patents declared not infringed and invalid. DIRECTV has also filed a counterclaim against Pegasus Development alleging unfair competition under the federal Lanham Act. In a separate counterclaim, DIRECTV has alleged that both Pegasus Development's and Personalized Media's patent infringement lawsuit constitutes "abuse of process."

         5. The expiration date of the exchange offer and consent solicitation is extended to 5:00 p.m., New York City time, on February [14/15], 2001, unless further extended.